

March 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Decorator Industries, Inc.
Incoming letter dated March 16, 2011

Based on the facts presented, the Division will not object if Decorator Industries stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended January 1, 2011. In reaching this position, we note that Decorator Industries has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Decorator Industries will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended January 1, 2011.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Mail Stop 4561

Michael M. Lyons
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, Pennsylvania 15219-1410

Re: Decorator Industries Inc.

Dear Mr. Lyons:

In regard to your letter of March 16, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

Michael M. Lyons
412 392 2070
michael.lyons@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, Pennsylvania 15219-1410

T 412 392 2000
F 412 392 2128

www.buchananingersoll.com

March 16, 2011

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: Decorator Industries, Inc. (File No. 1-07753)

Ladies and Gentlemen:

On behalf of Decorator Industries, Inc. ("Company"), we request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-8 during the fiscal year ended January 1, 2011 ("Fiscal 2010") pursuant to section 10(a)(3) of the Securities Act of 1933 (the "33 Act") will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934 (the "34 Act") to suspend its obligation to file periodic and current reports under section 15(d) of the 34 Act, including the Annual Report on Form 10-K for Fiscal 2010. Subject to receiving the relief requested in this letter, the Company will file a second certification on Form 15 to suspend its obligation to file reports under section 15(d) of the 34 Act prior to the due date for filing its Form 10-K for Fiscal 2010, which is April 1, 2011.

Background

The Company was incorporated under the laws of Pennsylvania in 1953. On June 2, 1969, the Company filed a Form 8-A with the SEC to register its Common Stock, par value $.20 per share ("Common Stock"), under section 12(g) of the 34 Act and became subject to the reporting obligations under section 13(a) of the 34 Act upon effectiveness of the Form 8-A. From June 1969 until May 1978 the Common Stock was listed on the Nasdaq Market. On May 26, 1978 the Company filed a Form 8-A with the SEC to register the Common Stock under section 12(b) of the 34 Act. Immediately thereafter, the Common Stock was listed on the American Stock Exchange with the trading symbol DII. The Common Stock remained listed with the NYSE Amex until December 21, 2010, at which time it was moved to the "pink sheets" with the trading symbol DINI. As of February 28, 2011, approximately 3,172,000 shares of Common Stock were outstanding. The Common Stock is the only class of securities (equity or debt) outstanding and the only class of securities that has been registered or required to be registered under section 12 of the 34 Act or subject to a reporting obligation under section 15(d) of the 34 Act. The Company is a "Smaller reporting company" with assets of just over $15 million and net losses of $3 million, $2.6 million and $807,500 for the fiscal years 2009, 2008 and 2007. It has no contractual obligations to continue filing reports under the 34 Act.

Because of declining sales and the need to reduce expenses, the Board of Directors on November 16, 2010 authorized the Company to delist the Common Stock from the NYSE Amex and deregister it under the 34 Act. Pursuant to that authority and Rule 12d2-2(c) under the 34 Act, the Company on November 30, 2010 notified the NYSE Amex of its intention to voluntarily remove the Common Stock from listing on that exchange and from registration under section 12(b) of the 34 Act. On December 10, 2010 the Company filed Form 25 with the SEC, and the delisting was made effective on December 21, 2010. At that point, the Company again became subject to section 12(g) of the 34 Act and remained subject to the reporting requirements of section 13(a) of the 34 Act. Thereafter, on January 7, 2011, the Company filed a Form 15 with the SEC pursuant to section 12g-4 of the 34 Act reporting that as of that date it had fewer than 300 shareholders of record, which suspended the Company's duty to file reports under section 13(a) of the 34 Act.

Because, however, the Company had three effective registration statements under the 33 Act during Fiscal 2010, Rule 12h-3(c) precludes the Company from filing a Form 15 to suspend its otherwise remaining reporting obligations under section 15(d) of the 34 Act for Fiscal 2010 - - which is a Form 10-K for that fiscal year, even though such report is not due until April 1, 2011. This letter requests relief from the need to file that report or any further reports. Those three registration statements are described as follows:

> Form S-8 — Registration No. 33-47895. Filed on May 15, 1992 and effective immediately, this registration statement registered 238,000 shares of Common Stock for sale and resale under the Company's 1979 and 1984 stock option plans.
>
> Form S-8 — Registration No. 333-89173. Filed on October 15, 1999 and effective immediately, this registration statement registered 520,830 shares of Common Stock for sale and resale under the Company's 1995 stock option plan.

Form S-8 — Registration No. 333-138914. Filed on November 22, 2006 and effective immediately, this registration statement registered 250,000 shares of Common Stock for sale and resale under the Company's 2006 stock option plan.

No shares have been issued under these registration statements since June of 2006, and no officer resales have been made since June of 2005. However, those registration statements were automatically updated during Fiscal 2010 for purposes of section 10(a)(3) of the 33 Act through the filing of the Company's Form 10-K for the fiscal year ended January 2, 2010. On January 10, 2011, the Company filed with the SEC a post-effective amendment to each of these registration statements which deregistered all of the registered shares that remained unsold as of that date. Those post-effective amendments were effective as of the time of filing.

Except for delay in filing its Form 10-Q for the third fiscal quarter of 2010, and not having filed a Form 12b-25 for that delay, because the Company was in negotiations with its principal lender, the Company is current in its required filings with the SEC.

Discussion

The Company meets the requirements of Rule 12h-3(a) because it has filed all reports required by section 13(a) (without regard to Rule 12b-25) for its most recent three fiscal years and for the portion of this fiscal year before the date of filing a second Form 15, and the Company meets the requirements of Rule 12h-3(b) because it has fewer than 300 shareholders of record. Currently, it has 255 shareholders of record. Thus, but for Rule 12h-3(c) the Company would qualify for the immediate relief provided by Rule 12h-3(a). Notwithstanding Rule 12h-3(c), we believe that the Company should be able to rely on Rule 12h-3(a) to immediately suspend its duty to file reports under section 15(d) upon the filing of the second Form 15 because it is otherwise eligible, no shares have been issued under the three registration statements noted above for over four years, and the benefits of continued reporting do not outweigh the burdens on the Company of such filings.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. Rule 12h-3(a) states in pertinent part that subject to paragraph (c), "the duty under section 12(d) to file reports required by section 13(a) of the Act with respect to a class of securities specified in paragraph (b) of this section [held of record by less than 300 persons] shall be suspended . . . *immediately* upon filing with the Commission a certification on Form 15 . . . if the issuer of such class has filed all reports required by section 13(a), without regard to Rule 12b-25 . . . , for . . . its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 . . .." And paragraph (c) makes that relief unavailable "for a fiscal year in which a registration statement relating to that class . . . is required to be updated pursuant to section 10(a)(3) of the Act" [e.g., the Company's three S-8s described above]. Thus, the need for the Company to file a Form 10-K for Fiscal 2010 unless the no-action relief sought by this letter is granted.

Notwithstanding the language of Rule 12h-3(c), the Staff in Release No. 34-20263 (October 5, 1983) noted that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed, *particularly where smaller companies are involved,*" and that the purpose of Rule 12h-3(c) "is in keeping with the philosophy . . . that generally the investing public should have available complete information about the issuer's activities *at least through the end of the year in which it makes a registered offering*" (p.3). Accordingly, the Staff has granted no-action relief from Rule 12h-3(c) where, as here, no shares were issued or sold under a registration statement during the year for which such relief was sought. In this regard, please see Metro One Telecommunications (Available March 4, 2009); Nyer Medical Group (Available June 30, 2010); Craftmade International (Available January 27, 2010); International Wire Group (Available November 6, 2009). Indeed, in this case the Company is very small and no shares have been issued or sold for over four years.

In determining to suspend the Company's duty to file periodic and current reports under sections 13(a) and 15(d) of the 34 Act, the Company's Board of Directors concluded that the financial, legal and administrative burdens of continued registration and periodic reporting outweigh the benefits. The Company reported a net loss of $768,290 for the nine months ended October 2, 2010 and, as previously noted, net losses of $3 million, $2.6 million and $807,500 for the fiscal years 2009, 2008 and 2007, respectively. The Board believes that the funds spent to prepare and file the Form 10-K and other required periodic and current reports and to otherwise ensure compliance with the SEC's rules and regulations could be used more effectively by returning them to shareholders in the form of dividends or by investing them in the business to increase shareholder returns. In the circumstances, the costs associated with preparing and filing the Form 10-K and other required periodic and current reports are unnecessary and excessively burdensome, particularly in light of the limited benefits the shareholders and the investing public are likely to receive through its filing.

The Company has not utilized the capital markets to raise money through a registered offering. Options to purchase 308,950 shares of the Common Stock pursuant to the registration statements on Form S-8 described above are currently held by 11 persons, all of who are current officers, employees and/or directors of the Company. All such options have exercise prices that are higher than the price at which the Common Stock is currently trading. No stock options have been exercised since 2006. Notwithstanding the termination of the registration statements on Form S-8 described above, the holders of options will not be disadvantaged by the absence of the Form 10-K or any other periodic report under the 34 Act because, as Company officers, employees and directors, they have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any options. Thus, these persons will be able to monitor the Company's performance and make informed investment decisions.

Accordingly, it is the Company's view that the benefit to the current shareholders and to those persons holding options under the stock option plans is outweighed by the excessive cost to the Company of being required to file the Form 10-K and other periodic reports.

After the filing of the second Form 15, issuance of securities pursuant to the Company's stock option plans will comply with Rule 701 under the 33 Act. Rule 701 exempts from the registration requirements of the 33 Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the 34 Act. The Company's stock option plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the second Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the 33 Act, as provided in Rule 701(g). Therefore, the shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the 33 Act or pursuant to an exemption from registration. Accordingly, the Company acknowledges, and will advise all of its option holders, that shares acquired upon the exercise of options may only be resold pursuant to an effective registration statement under the 33 Act or pursuant to an exemption from such registration.

The Company will file with the SEC all required periodic and current reports until the date it files with the SEC its second Form 15 to discontinue its reporting obligations under the 34 Act. After filing that Form 15, the Company will not file any further annual or quarterly reports with the SEC, including the Form 10-K, unless it has more than 300 holders of record of the Common Stock on the first day of any subsequent fiscal year.

The Company acknowledges that if on the first day of any subsequent fiscal year there are more than 300 holders of record of the Common Stock, the suspension of reporting obligations under section 15(d) of the 34 Act will lapse, and the Company will be required to resume periodic and current reporting under section 15(d), as provided in Rule 12h-3.

Conclusion

In the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that Rule 12h-3(c) would not preclude the Company from filing a Form 15 and that the Staff will not recommend enforcement action to the SEC if, prior to the due date of its Form 10-K for Fiscal 2010, the Company files a Form 15 to suspend immediately its reporting obligations under section 15(d) of the 34 Act. Alternatively, we request an exemption pursuant to section 12(h) of the 34 Act from any obligation of the Company to file reports under the 34 Act.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (412)392-2070 or email me at michael.lyons@bipc.com with any questions or concerns. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Sincerely yours,



Michael M. Lyons